

March 8, 2013

Mr. Rob Danard
Chief Executive Officer
Level20 Inc.
228 Hamilton Avenue, 3rd Floor
Palo Alto, CA 94301

> **Re:** **Level20 Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed February 21, 2013**
> **File No. 333-185669**

Dear Mr. Danard:

　　We have reviewed the above-referenced filing and the related response letter dated February 12, 2013 and have the following comments. If indicated, we think you should revise your document in response to these comments. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated January 18, 2013.

Summary

The Company, page 5

1.　　We refer to prior comment 4. You continue to state in the business section that you are "servicing [y]our clients on a one-on-one relationship." Revise your document throughout to clearly indicate whether you currently have any active clients.

2.　　We note your response to prior comment 5. Please tell us if the modifications to your website are complete or, if not, when you expect them to be completed. Also, we note the reference in the "Our Results" section of your website to a multinational company in the food and beverage industry that recently conducted a marketing promotion. In your response letter, please tell us the name of the company to which you are referring and the date of the campaign.

3.　　We refer to prior comment 6. While you have revised your document to state that you currently hold "patent pending status" for the acquired assets, you continue to describe your product as a "patented" solution and a "patented" method of contest distribution. Please revise or advise.

Risk Factors

Risks Associated with Our Business Model

"Because of pressures from competitors with more resources, we may fail to implement our business strategy profitably," page 8

4.   We note your response to prior comment 11. Given that you have no evidence that Google, Groupon or Facebook are entering the market for your product and no evidence that these companies may decide to enter this market based on your success, please remove references to Google, Groupon and Facebook from this risk factor or advise.

Use of Proceeds, page 17

5.   We refer to prior comment 13. Please revise your disclosure in this section and throughout your prospectus so that your "net proceeds" from this offering equal your gross proceeds minus the expenses of the offering.

Notes to Financial Statements

Note 9. Subsequent events, page 40

6.   Revise to disclose the date through which subsequent events were evaluated and whether that date is the date the financial statements were issued or the date the financial statements were available to be issued. See ASC 855-10-50-1.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Our Plan for the Next 12 Months, page 41

7.   You indicate that that you hope to raise from this offering the first $100,000 necessary to meet your capital requirements over the next twelve months. Please revise so that you refer to the net proceeds you will receive from this offering.

Liquidity and Capital Resources, page 42

8.   When describing any "remaining shortfall" in the cash needed to operate your business for the next twelve months, be sure that you refer to the net proceeds that you will receive from this offering as opposed to the gross proceeds.

Directors and Executive Officers, page 44

9.   We note your response to prior comment 21. Please clarify whether Mr. Danard is currently involved in any other businesses. If so, disclose the minimum amount of time per week that he devotes to the business of the company. If he works less than full time

for the company, please include a risk factor indicating the amount of time that he dedicates to the company and discuss any related material risks to the company and investors. Also, please address in the risk factor whether his outside employment creates a material risk of conflicts of interest with the company and, if so, how such conflicts will be resolved.

10.   We note your response to prior comment 22. Tell us supplementally whether the number of directors on your board as reported in your registration statement is accurate. To the extent the number of directors reported is not accurate, revise to disclose the correct number of directors on your board.

    You may contact Tamara Tangen, Staff Accountant at (202) 551-3443 or Stephen Krikorian, Accounting Branch Chief at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or me at (202) 551-3456 with any other questions. If you thereafter require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

                                        Sincerely,

                                        /s/ Matthew Crispino

                                        Matthew Crispino
                                        Staff Attorney

cc: Via E-mail
        Scott P. Doney, Esq.
        Cane Clark LLP